Exhibit 99.1

ASX, Nasdaq and Media

Release

10 February 2022

Opthea To Present at SVB Leerink Global Healthcare Conference

Melbourne, Australia; 10 February, 2022 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that Dr Megan Baldwin, the Company’s Chief Executive Officer, will participate in a fireside chat at the SVB Leerink Global Healthcare Conference, being held virtually from February 14-18, 2022.

The presentation will be available beginning Thursday, February 17, at 2:20 pm ET (6:20 am AEDT), and may be accessed on the Investors page of the Opthea website at https://www.opthea.com/presentations/.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International:	Australia:
Sam Martin	Rudi Michelson
Argot Partners	Monsoon Communications
Tel: +1 212-600-1902	Tel: +61 (0) 3 9620 3333

opthea@argotpartners.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com